UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Event Reported: February 02, 2012

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Mahindra Satyam Infocity

Unit — 12, Plot No. 35/36

Hi-tech City layout, Survey No. 64, Madhapur

Hyderabad — 500 081

Andhra Pradesh, India

(91) 40 3063 6363

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

On February 01, 2012, the Board of Directors of Satyam Computer Services Limited (Mahindra Satyam) “(the Company”) approved the Company’s unaudited standalone and consolidated financial results as per Indian GAAP, for the quarter and nine months ended on December 31, 2011.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the approved financial results, as submitted to Indian Stock exchanges, are attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Further, the Company announced that Mr. Ashok Kacker was co-opted as a Director on the Board, nominated by the Ministry of Corporate Affairs, Government of India.

A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Exhibits:

99.1	Press Release of the Company dated February 01, 2012 for Q3 results

99.2	Statement of unaudited standalone and consolidated financial results as per Indian GAAP, for the quarter and nine months ended December 31, 2011 and Limited Review reports by the statutory auditors of the Company

99.3	Press Release of the Company dated February 01, 2012 for co-option of director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.

/s/ G. Jayaraman
Name:	G. Jayaraman
Title:	Company Secretary

Date: February 02, 2012

Exhibit 99.1

Mahindra Satyam Q3 PAT up 424% YoY; Revenue up 34% YoY;

Q3 PAT up 29% QoQ at Rs 308 crores; Revenue up 9% QoQ at Rs 1718 crores;

Hyderabad, India, February 01, 2012: Mahindra Satyam, a leading global Consulting, IT and Business services provider today announced its unaudited financial results under Indian GAAP for the Third quarter ended December 31, 2011, reflecting a healthy progress in its continuing focus on operational efficiencies.

Financial Highlights for the Quarter ended December 31, 2011:

•	Consolidated Revenue was INR 1718 crores, up 9% QoQ, up 34% YoY

•	EBITDA was INR 278 crores up 15 % QoQ. EBIDTA Margins expand by 87 bps QoQ to 16.2%

•	Profit After Tax was at INR 308 crores versus Rs 238 Crores in Q2, up 29% QoQ, 424% YoY

•	EPS was at Rs. 2.62 in Q3 FY12 versus Rs. 2.02 in Q2FY12

Financial Highlights in USD (per Convenience Translation):

•	Q3 consolidated Revenue was at USD 325 million

•	EBITDA was at USD 53 million

•	Profit After Tax was at USD 58 million

Other Highlights

•	Total headcount stood at 32,280 as of December 31, 2011, a net addition of 188 QoQ

•	Attrition was stable at 16% in Q3FY12 as compared to 25% same time, last year

Vineet Nayyar, Chairman, Mahindra Satyam, said, “We continue on our path of building the organization and improving our operating metrics, in the face of some headwinds on the economic front.”

Speaking at the occasion, CP Gurnani, CEO, Mahindra Satyam, said, “Our 3-pronged approach to the market through vertical, regional and service-line penetration coupled with effective portfolio management focus is showing consistent results in this changing environment. Investments into emerging areas such as Mobility, Cloud and Security Solutions should help us accelerate, as we complete the initial 3 year transformation journey”

1

Key wins

In addition to new partnerships, Mahindra Satyam also announced the following key wins during the quarter gone by,

•	Won an Oracle Payroll Implementation and support order from a leading North American Transportation company

•	Engaged by a leading Regional development bank in Asia for implementation of its Enterprise financial solution

•	Chosen by a Top speciality retail major in North America for implementation of Oracle retail

•

Won a multi-year / multi-million dollar project with a key client in Transportation Engineering. This new win not only includes retaining current scope of work but also has led to additional business in new areas

Partnerships

•

Mahindra Satyam Signed a MOU with Kaspersky Lab. Under the MOU Kaspersky Lab, along with Tech Mahindra and Mahindra Satyam will leverage their strengths in security products and services to develop joint security solutions in the areas of Mobility and Endpoint Security and Cloud Security Services

•

Saab India Technology Centre inaugurated in Hyderabad. The Saab Technology Centre (SITC) will form a bridge between India and Sweden. The aim of the Centre is to support the internal operational excellence and optimization initiatives within Saab, while also supporting Saab to expand in the Indian market

•

Launched Workspace-as-a-Service (WaaS) solution which leverages technology from Citrix Systems, Microsoft and Liquidware Labs. WaaS provides innovative user profiling and assessment methodology in the workspace virtualization area

Recognition

•

The company was named as ‘Systems Integrator of the Year’ at CNME ICT Achievement Awards 2011 which was held in Dubai. The award was given in recognition of the company’s excellence in delivering projects on time and on budget and also ensuring that the end-user organization gets the technology it needs not just for the present but also for the long term

2

•

Mahindra Satyam won the EMC 2012 Partner Innovation Award for its outstanding Industry Solution for Financial Services – ProFinA, at the EMC Partner Conference at Momentum Berlin on October 31, 2011. This award recognizes excellence and innovation in a select group of partners who develop solutions based on EMC offerings for the Financial Services industry (Banking, Insurance, Investment Banking & Capital Markets) that help customers drive business and operational efficiencies, manage compliance issues, and enhance customer centricity.

•	Becomes SAP® Business ByDesign™ Solution Reseller

Mahindra Satyam is now authorized to market, sell and deploy SAP Business ByDesign as well as offer additional services. These additional services may include back office services, consulting, change management, or data migration. SAP® Business ByDesign™ is a fully integrated business management solution dedicated to companies in the small and midsize enterprise (SME) market.

## Ends ##

About Mahindra Satyam

Mahindra Satyam is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.

Mahindra Satyam is part of the $14.4 billion Mahindra Group, a global federation of companies and one of the top 10 business houses based in India. The group focuses on enabling people to rise. Mahindra operates in the key industries that drive economic growth, enjoying a leadership position in tractors, utility vehicles, information technology, vacation ownership, rural and semi-urban financial services, etc. Mahindra has a significant and growing presence amongst others, in the automotive industry, agribusiness, aerospace, automotive components, consulting services, defence, energy, industrial equipment, logistics, real estate, retail, steel and two wheelers.

Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.

For more information, see www.mahindrasatyam.com

Follow us on Twitter: http://twitter.com/mahindra_satyam

For clarifications, write to us at: MediaRelations@mahindrasatyam.com

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.

###

3

Financial Summary	in Rs mn

Consolidated P&L Summary	Q3FY12	Q2FY12	Q/Q Growth %	%age to Revenue
Revenue	17,181	15,777	8.9%	100.0%
C&B cost - Personnel and Sub Con	11,503	10,502	9.5%	67.0%
Operating Expenses	2,897	2,858	1.4%	16.9%
EBITDA	2,781	2,417	15.1%	16.2%
EBIDTA Margins	16.2%	15.3%
Other Income	1,513	968	56.4%	8.8%
Depreciation / Amortisation	385	396	-2.8%	2.2%
Interest and Financing Charges	27	20	32.4%	0.2%
Profit Before Tax	3,881	2,968		22.6%
Provision for Tax	790	578	36.6%	4.6%
Profit After Tax	3,084	2,382	29.4%	17.9%
EPS - Rs/Share for the Quarter	2.62	2.02

4

Exhibit 99.2

Satyam Computer Services Limited

Regd Office: Mahindra Satyam Infocity, Unit - 12, Plot No. 35 & 36, Hi-tech City Layout,

Survey No. 64, Madhapur, Hyderabad — 500 081.

UNAUDITED STANDALONE FINANCIAL RESULTS

FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2011

( In Lakhs)

Sl. No.	Particulars	Quarter ended December 31, 2011 Unaudited		Quarter ended September 30, 2011 Unaudited		Quarter ended December 31, 2010 Unaudited		Nine months ended December 31, 2011 Unaudited		Nine months ended December 31, 2010 Unaudited		Year ended March 31, 2011 Audited

1.	Income from Operations	160548		147880		119354		441367		349837		477612
2.	Expenditure
	Employee Cost	96257		88840		83132		269989		246605		329191
	Operating and Administration Expenses	38068		36463		28003		101260		76630		104161
	Depreciation	3578		4163		3290		11067		11145		14986
	Total	137903		129466		114425		382316		334380		448338
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	22645		18414		4929		59051		15457		29274
4.	Other Income (Refer Note 9)	14589		10265		8539		34480		18537		28369
5.	Profit before Interest & Exceptional Items (3+4)	37234		28679		13468		93531		33994		57643
6.	Interest and Financing Charges	252		196		220		880		680		927
7.	Profit after Interest but before Exceptional Items (5-6)	36982		28483		13248		92651		33314		56716
8.	Exceptional Items (Refer Note 10)	—		—		5327		—		6957		64107
9.	Profit/(Loss) before Tax (7-8)	36982		28483		7921		92651		26357		(7391)
10.	Tax Expense	7550		5320		1330		17040		6520		5370
11.	Profit/(Loss) after Tax (9-10)	29432		23163		6591		75611		19837		(12761)
12.	Paid-up Equity Share Capital (Face Value of 2/- per Share)	23536		23535		23530		23536		23530		23531
13.	Reserves excluding Revaluation Reserves											192587
14.	Earnings Per Share (EPS) (Face Value of 2/- per Share) (After Exceptional Items)
	• Basic (in )	2.50	*	1.97	*	0.56	*	6.43	*	1.69	*	(1.08)
	• Diluted (in )	2.50	*	1.97	*	0.56	*	6.42	*	1.68	*	(1.08)

Sl. No.	Particulars	Quarter ended December 31, 2011 Unaudited	Quarter ended September 30, 2011 Unaudited	Quarter ended December 31, 2010 Unaudited	Nine months ended December 31, 2011 Unaudited	Nine months ended December 31, 2010 Unaudited	Year ended March 31, 2011 Audited

15.	Public Shareholding #
	• Number of Shares	604883949	587319677	571896463	604883949	571896463	562652327
	• Percentage of Shareholding	51.40	49.91	48.61	51.40	48.61	47.82

16	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	• Number of Shares
	• Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	—	—	—	—	—	—
	• Percentage of Shares (as a % of the total Share Capital of the Company)
	b) Non – encumbered
	• Number of Shares	501843740	501843740	501843740	501843740	501843740	501843740
	• Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	100	100	100	100	100	100
	• Percentage of Shares (as a % of the total Share Capital of the Company)	42.65	42.65	42.66	42.65	42.66	42.65

* Not annualised

#	Public shareholding excludes underlying shares of American Depository Shares (ADS)
	• Number of Shares	70051002	87577440	102759244	70051002	102759244	112069686
	• Percentage of Shareholding	5.95	7.44	8.73	5.95	8.73	9.53

Notes to the unaudited standalone financial results for the quarter and nine months ended December 31, 2011:

1.

(a)	The unaudited standalone financial results of the Company for the quarter and nine months ended December 31, 2011 have been reviewed by the Audit Committee and were approved by the Board of Directors in its meeting held on February 01, 2012. The Statutory Auditors have carried out a limited review of these financial results.

(b)	The Board in its meeting held on February 1, 2012, co-opted Mr. Ashok Kacker nominated by Ministry of Corporate Affairs, Government of India.

2.	During the quarter ended December 31, 2011, the Company allotted 37834 equity shares, of 2 each, consequent to exercise of stock options by the Associates.

3.	Details of investor complaints for the quarter ended December 31, 2011:

Nature	Pending as at September 30, 2011	During the quarter		Pending as at December 31, 2011
		Received	Disposed off
Dividend related	—	10	10	—
Others	—	6	6	—
Total	—	16	16	—

4.	Status of American Depository Shares (ADSs)

Effective October 14, 2010, the Company’s American Depository Shares (ADSs) were delisted from the New York Stock Exchange (NYSE) but continued to trade on the over-the-counter (OTC) market in the United States.

Since May 2001, the Company’s equity shares underlying its American Depository Shares (ADSs) and the ADSs themselves have been registered with the SEC. The registration obligates the Company to file annual and other reports with the SEC. The Company has determined that it will not be able to become current in its SEC filing obligations and hence it expects the SEC to revoke the Company’s registration sometime in future. The revocation of registration, as and when it occurs, would prevent continued trading of the ADSs in US markets, and in order to protect the interests of ADS holders, the Company determined to wind down the ADS program in an orderly fashion.

Accordingly, in August 2011 the Company entered into a supplemental agreement with the depository bank, Citibank, N.A., to terminate the Deposit Agreement. As a result of the termination, the ADS program is expected to be wound down by March 2012 in accordance with the supplemental Deposit Agreement. During the transition period the holders of ADSs will be able to surrender their ADSs in exchange for corresponding equity shares in the Company, subject to applicable regulatory restrictions of India, the US and jurisdictions where holders reside. After trading of ADSs has been terminated, the depository will arrange for the sale (on a commercially reasonable efforts basis) of the equity shares then held on deposit and will hold the net proceeds of such sale (after deduction of applicable fees, taxes and expenses), without liability for interest, in an unsegregated account for the pro rata benefit of holders of ADSs then outstanding.

The Company presently expects the SEC to revoke its registration under the Securities Exchange Act of 1934 after the transition period and related wind-down of the ADS facility described above is completed. This time period assumes that no third party, such as the SEC, acts to reduce this transition period.

The Company’s equity shares will continue to trade in India on the Bombay Stock Exchange and the National Stock Exchange.

5.	Financial irregularities

5.1	On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires adjustments to the financial results.

The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

5.2	The Company, based on the forensic investigation, accounted 113932 Lakhs (net debit) under “Unexplained Differences Suspense Account (Net)” during FY 2008-09 due to non-availability of complete information and the same was fully provided for in that year on grounds of prudence. The Company has not received any further information which requires adjustments on this account to the financial results.

5.3	The Company has filed a suit in the City Civil Court Hyderabad, against the past Board of Directors, certain former employees and the former statutory auditors, its affiliates and partners, seeking damages for inter-alia perpetrating fraud, breach of fiduciary responsibility and obligations and negligence in performance of duties.

5.4	Based on the media reports, it has come to the knowledge of the Company that the former statutory auditors have filed a suit in the Ranga Reddy, District Court against the Company seeking damages. The said suit has not yet been served on the Company and therefore it is unable to comment on the same.

6.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)

6.1.	Alleged advances

The erstwhile Chairman in his letter dated January 7, 2009, stated that the Balance Sheet as of September 30, 2008 carried an understated liability of 123040 Lakhs on account of funds arranged by him. On January 8, 2009, the Company received letters from thirty seven companies requesting confirmation by way of acknowledgement of the alleged amounts referred to as ‘alleged advances’. These letters were followed by legal notices from these companies dated August 4/5, 2009, claiming repayment of 123040 Lakhs allegedly given as temporary advances. The legal notices also claim damages/ compensation @18% per annum from date of advance till date of repayment. The Company has not acknowledged any liability to any of the thirty seven companies and has replied to the legal notices stating that the claims are legally untenable.

The Directorate of Enforcement (ED) is investigating the matter under the Prevention of Money Laundering Act, 2002 and directed the Company to furnish details with regard to the alleged advances and has further directed the Company not to return the alleged advances until further instructions from the ED.

The thirty seven companies have filed recovery claims before the City Civil Court, Secunderabad against the Company that are currently pending disposal and in five of these cases, the Company has obtained interim stay orders from the Hon’ble High Court of Andhra Pradesh.

The amount of alleged advances aggregating to 123040 Lakhs (As at March 31, 2011 - 123040 Lakhs) has been presented separately in the Balance Sheet under ‘Amounts Pending Investigation Suspense Account (Net)’. The Company is contesting the claims for recovery filed as indigent petitions/suits by these companies. Since the matter is sub judice and the investigation by various Government Agencies is in progress and having regard to all the related developments, the Management at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

6.2.	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid in the United States District Court for the Eastern District of Texas (the “Texas Action”), the Company deposited USD 70 Million (equivalent to 32739 Lakhs) during FY2009-10 into an escrow account pursuant to the Settlement Agreement.

Subsequently, the Company obtained a favourable binding judgement from the Supreme Court of the State of New York, USA declaring that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid had filed an application before the Authority for Advance Rulings (“AAR”) seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act) regarding taxability of the above mentioned payment, which ruling was pronounced in October 2011.

In January 2012, Upaid and the Company executed a Supplemental Settlement Agreement to clarify certain provisions of the Settlement Agreement and in accordance therewith, the Company shall, in discharge of all payment obligations to Upaid, remit in two installments an amount aggregating USD 59 Million and applicable interest, subject to deduction of applicable withholding taxes in India.

Out of the amount deposited in escrow, a part remittance has been made and consequently, the Texas Action was dismissed by an order dated January 17, 2012. On final dismissal of the other actions related to this matter in US Courts, the Company shall remit the final payment from the escrow account.

6.3.	Aberdeen action (USA)

On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the “Action”) on grounds substantially similar to those contained in the Class Action Complaint (Refer Note 7). The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors is over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

On February 18, 2011, an amended complaint was filed in the Action (“Aberdeen Amended Complaint”). The Aberdeen Amended Complaint makes substantially the same allegations and asserted the same claims against the Company as the original complaint in the Action. In light of this amended complaint, the Court denied the then-pending motions to dismiss the original complaint in the Action as moot. On May 3, 2011, the Company and other defendants moved to dismiss the Aberdeen Amended Complaint on various grounds.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage.

6.4.	Aberdeen notice (UK)

Aberdeen Asset Management PLC (“AAM”) and certain non-US claimant-funds which had invested in the Company’s common stock and/or ADSs have given notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States, discussed in Note 6.3.

AAM had initially quantified the alleged losses at around US$ 283 Million. However, since then, the list of claimant-funds has undergone significant change and the losses allegedly sustained by them have not been specified.

The Company has appropriately responded to the Aberdeen Notice reserving its position and would defend itself appropriately against any claims or proceedings that may ultimately be initiated.

6.5.	Income tax matters:

6.5.1.	Petition before Central Board of Direct Taxes (CBDT) / Hon’ble High Court of Andhra Pradesh

The Company had filed various petitions before CBDT requesting for stay of demands for Financial Years FY 2002-03 to FY 2007-08 till the correct quantification of income and taxes payable is done for the respective years. In March 2011 the CBDT rejected the Company’s petition and the Company filed a Special Leave Petition before the Hon’ble Supreme Court which directed the Company to file a comprehensive petition/representation before CBDT giving all requisite details/particulars in support of its case for re-quantification/re-assessment of income for the aforesaid years and to submit a Bank Guarantee (BG) for 61700 Lakhs. Pursuant to the direction by the Hon’ble Supreme Court, the Company submitted the aforesaid BG and also filed a comprehensive petition before the CBDT in April 2011.

The CBDT vide its order July 11, 2011 disposed off the Company’s petition directing it to make its submissions before the Assessing Officer in course of the ongoing proceedings for the aforesaid years and directed the Income Tax Department not to encash the BG furnished by the Company till December 31, 2011. Aggrieved by CBDT’s Order, the Company filed a Writ Petition before the Hon’ble High Court of Andhra Pradesh on August 16, 2011. The Hon’ble High Court of Andhra Pradesh vide its Order dated December 14, 2011 adjourned the hearing to January 31, 2012 and directed the Income Tax Department not to encash the BG until then. As on the date of the Statement, the hearing has taken place and the Company is awaiting the Order.

6.5.2.	Appointment of Special Auditor and re-assessment proceedings

FY 2001-02 and FY 2006-07:

The Assessing Officer had commissioned a special audit which has been challenged by the Company on its validity and terms vide writ petitions filed before the Hon’ble High Court of Andhra Pradesh (the “A.P. High Court”). The said petitions are pending disposal.

In August, 2011, the Additional Commissioner of Income Tax has issued the Draft of Proposed Assessment Orders accompanied with the Draft Notice of demand amounting to 79603 lakhs and 107573 lakhs for FY 2001-02 and FY 2006-07, respectively, proposing variations to the total income, including variations on account of Transfer Pricing adjustments. The Company has filed its objections to the Draft of Proposed Assessment Orders for the aforesaid years on September 16, 2011 with the Hon’ble Dispute Resolution Panel, Hyderabad, which is pending disposal.

FY 2002-03 and FY 2007-08:

In December 2011, the Additional Commissioner of Income Tax has appointed Special Auditor under section 142(2A) of the Income Tax Act, 1961 to audit the accounts of the Company for FY 2002-03 and FY 2007-08.

6.5.3.	Provision for tax

The Company is carrying a total amount of 51107 Lakhs (net of payments) [As at March 31, 2011: 38034 Lakhs (net of payments)] towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands and the appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the provisions pertaining to prior years at this stage.

7.	Class action complaint

Subsequent to the letter by the erstwhile Chairman (Refer Note 5), a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the “Class Action”) in the United States District Court for the Southern District of New York (the “USDC”). The Class Action Complaint sought monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

During FY 2010-11 the Class action complaint was settled for USD125 Million (which was deposited into the Initial Escrow Account in April 2011) subject to the determination of the applicability of withholding tax by the Authority for Advance Rulings (AAR), and 25% of any net recovery that the Company may in the future obtain against any of the former auditors. The USDC granted final approval to the Settlement Agreement in September 2011. The settlement shall become effective pursuant to its terms and in exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company.

8.	Hedge accounting

Forward contracts in the nature of derivatives which were used to hedge the Company’s risks associated with foreign currency fluctuations relating to certain firm commitments and forecast transactions were marked to market as at the Balance Sheet date and provision for losses, if any, was dealt with in the Profit and Loss Account and unrealised gains, if any, on such derivatives were not recognised in the Profit and Loss Account upto March 31, 2011.

With effect from April 1, 2011, the Company has applied the hedge accounting principles set out in Accounting Standard 30 “Financial Instruments: Recognition and Measurement” (AS 30) in respect of such forward exchange contracts used to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and highly probable forecast transactions. Accordingly, in respect of all such contracts outstanding as on December 31, 2011, that were designated and effective as hedges of future cash flows, loss aggregating 9420 Lakhs (Net) has been recognized directly in the Hedging Reserve Account.

Consequent to the above change, loss amounting to 6875 Lakhs for the quarter ended December 31, 2011 ( 9764 Lakhs for the nine months ended December 31, 2011), which would have been recognized in the Profit and Loss Account had the Company followed its earlier policy of providing for the losses on such outstanding forward contracts in the nature of derivatives which were marked to market, has not been recognised in the Profit and Loss Account for the quarter and nine months ended December 31, 2011.

9.	Other income includes:

( In Lakhs)

Particulars	Quarter ended December 31, 2011 Unaudited	Quarter ended September 30, 2011 Unaudited	Quarter ended December 31, 2010 Unaudited	Nine months ended December 31, 2011 Unaudited	Nine months ended December 31, 2010 Unaudited	Year ended March 31, 2011 Audited
Gain / (Loss) on Exchange Fluctuations (Net)	6008	3806	1300	12011	3555	5110

10.	Exceptional items

The exceptional items (expenditure) are stated as under:

( In Lakhs)

Particulars	Quarter ended December 31, 2011 Unaudited	Quarter ended September 30, 2011 Unaudited	Quarter ended December 31, 2010 Unaudited	Nine months ended December 31, 2011 Unaudited	Nine months ended December 31, 2010 Unaudited	Year ended March 31, 2011 Audited
Expenses related to forensic investigation and litigation support	—	—	124	—	1754	2004

Class action settlement consideration	—	—	—	—	—	56900

Provision for impairment losses in subsidiaries	—	—	5203	—	5203	5203
Total	—	—	5327	—	6957	64107

11.	Segment Reporting

Segment information has been presented in the Unaudited Consolidated Financial Results for the quarter and nine months ended December 31, 2011 as permitted by Accounting Standard (AS 17) on Segment Reporting as notified under Companies (Accounting Standards) Rules, 2006.

12.	Previous period figures

Previous period figures have been regrouped, wherever necessary.

13.	Qualifications in the limited review report

The qualifications made by the Auditors in their limited review report for the quarter ended December 31, 2011 are set out as under. These qualifications were also made in the Auditors’ Report for the year ended March 31, 2011 and in their limited review report for the quarter and half year ended September 30, 2011.

13.1.	Inability to comment on any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings by the regulatory authorities and the consequent impact, if any, on the financial results.

13.2.	Inability to comment on the accounting treatment/disclosure of the unexplained amounts aggregating 113932 Lakhs accounted under “Unexplained Differences Suspense Account (Net)” which was fully provided in the financial results for the year ended March 31, 2009.

13.3.	Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to 123040 Lakhs (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

13.4.	Inability to comment on the consequential impact, if any, in relation to a lawsuit (the “Aberdeen Action”, USA) filed by certain investors in United States of America, the outcome of which is not determinable at this stage.

13.5.	Inability to comment on the adequacy or otherwise of the provision for taxation pertaining to prior years and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

14.	Responses to Auditors’ qualifications

14.1.	With regard to the Auditors’ qualification in Note 13.1 above, refer to assessment of the Management in Note 5.1.

14.2.	With regard to the Auditors’ qualification in Note 13.2 above, refer to Note 5.2 which specifies the nature, amount and accounting treatment for the same.

14.3.	With regard to the Auditors’ qualification in Note 13.3 above, refer Note 6.1 for details.

14.4.	With regard to the Auditors’ qualification in Note 13.4 above, based on legal advice, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage. Also refer to Note 6.3.

14.5.	With regard to the Auditors’ qualification in Note 13.5, refer Note 6.5 for details.

For and on behalf of the Board of Directors

Place: Hyderabad	Vineet Nayyar
Date: February 01, 2012	Chairman

Chartered Accountants
1-8-384 & 385,
3rd Floor, Gowra Grand,
S. P. Road, Begumpet,
Secunderabad-500 003.
INDIA
Tel	:+91 (040) 4031 2600
Fax	:+91 (040) 4031 2714

AUDITORS’ REPORT TO

THE BOARD OF DIRECTORS OF

SATYAM COMPUTER SERVICES LIMITED

Report on the Financial Results

1.	We have reviewed the accompanying Unaudited Standalone Financial Results of SATYAM COMPUTER SERVICES LIMITED (“the Company”) for the quarter and nine months ended December 31, 2011 (“the Statement”).

Management’s Responsibility for the Financial Results

2.	The Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

Auditors’ Responsibility

3.	Subject to the matters discussed in this report, we conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Basis for Conclusion

4.	In respect of the financial irregularities relating to prior years identified consequent to the letter of the erstwhile Chairman (Refer Note 5.1 of the Statement):

a.	Various regulators initiated their investigations and legal proceedings, which are ongoing.

b.	The forensic accountants had expressed certain reservations and limitations in their investigation process.

c.	The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial statements, if required, would be made in the financial statements of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

In view of the above, we are unable to comment on the adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings and the consequential impact, if any, on the Statement.

5.	The Company had, based on the forensic investigation, accounted for differences aggregating 113932 Lakhs (net debit) as at March 31, 2009 under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet due to non-availability of complete information. This net debit amount had been fully provided for on grounds of prudence in the financial statements for the year ended March 31, 2009 (Refer Note 5.2 of the Statement).

In the absence of complete / required information, we are unable to comment on the accounting treatment/disclosure of the aforesaid unexplained amounts accounted under “Unexplained Differences Suspense Account (Net)” and the consequential impact, if any, on the Statement.

6.	The alleged advances amounting to 123040 Lakhs (net) relating to prior years as claimed by various companies have been presented separately under “Amounts Pending Investigation Suspense Account (Net)” in the Balance Sheet (Refer Note 6.1 of the Statement).

The Management has represented that since the matter is sub judice and the investigations by various Government agencies are in progress, the Management, at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

In view of the above, we are unable to determine whether any adjustments/disclosures will be required in respect of the aforesaid alleged advances and in respect of the non-accounting of any damages / compensation / interest in the Statement.

7.	A trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock filed a lawsuit (the “Aberdeen Action”) in the Court in United States of America (USA) in the year ended March 31, 2010 which was amended during the previous year (Refer Note 6.3 of the Statement). Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit.

Since the matter is sub judice, the outcome is not determinable at this stage, and hence, we are unable to comment on the consequential impact, if any, on the Statement.

8.	The Company is carrying a total amount of 51107 Lakhs (net of payments) as at December 31, 2011 (As at March 31, 2011: 38034 Lakhs) towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the tax provisions pertaining to prior years at this stage (Refer Note 6.5.3 of the Statement).

In view of the above, we are unable to comment on the adequacy or otherwise of the provision for taxation pertaining to prior years and the consequential impact, if any, on the Statement.

9.	We invite attention to the following matters relating to claims and contingencies which continue to exist as at December 31, 2011:

a.	Further to the Settlement Agreement in FY2009-10 between Upaid Systems Limited (Upaid) and the Company, a Supplemental Settlement Agreement has been entered in January 2012 for remittance to Upaid of an aggregate amount of USD 59 Million and applicable interest, subject to deduction of applicable withholding taxes in India (Refer Note 6.2 of the Statement).

b.	There are various demands/disputes raised in respect of the past years by the indirect tax authorities in India ( 12194 Lakhs (including penalty and interest)) and the tax authorities in overseas jurisdictions ( 2393 Lakhs (including penalty and interest)).

The provision for contingencies as at December 31, 2011, in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.

10.	We invite attention to the following regulatory non-compliances/breaches observed in the prior years:

a.	Various non-compliances with the provisions of the Companies Act, 1956 and certain non-compliances with the guidelines issued by the Securities Exchange Board of India with respect to allotment of stock options to the employees.

b.	Certain non-compliances with the provisions of the Foreign Exchange Management Act, 1999.

c.	Certain non-compliances with the provisions of the Income Tax Act, 1961.

d.	Delay in filing of tax returns in overseas jurisdictions.

The possible impact of the aforesaid non-compliances and breaches in the event the Company’s condonation requests, where filed/applicable, are not granted has not been determined or recognised in the Statement.

11.	We invite attention to Note 6.4 of the Statement relating to notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States.

Conclusion

12.	Further to our comments in paragraphs 9 to 11, based on our review of the Statement conducted as stated in paragraph 3 above, with the exception of the matters described in paragraphs 4 to 8 above, the consequential impact of which is not quantifiable, nothing has come to our attention that causes us to believe that the Statement, prepared in accordance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Other Reporting Requirements

13.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No: 008072S)

K. Sai Ram

Partner

(Membership No. 022360)

HYDERABAD, February 1, 2012

Satyam Computer Services Limited

Regd Office: Mahindra Satyam Infocity, Unit - 12, Plot No. 35 & 36, Hi-tech City Layout,

Survey No. 64, Madhapur, Hyderabad — 500 081.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS

FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2011

( In Lakhs)

Sl. No.	Particulars	Quarter ended December 31, 2011 Unaudited		Quarter ended September 30, 2011 Unaudited		Quarter ended December 31, 2010 Unaudited		Nine months ended December 31, 2011 Unaudited		Nine months ended December 31, 2010 Unaudited		Year ended March 31, 2011 Audited

1.	Income from Operations	171808		157771		127930		472972		376970		514506
2.	Expenditure
	Employee Cost	104631		96202		91004		293847		269132		359427
	Operating and Administration Expenses	39368		37399		28706		105884		79509		108775
	Depreciation	3852		3961		3811		11616		14044		18470
	Total	147851		137562		123521		411347		362685		486672
3.	Profit from Operations before Other Income, Interest & Exceptional Items (1-2)	23957		20209		4409		61625		14285		27834
4.	Other Income (Refer Note 10)	15127		9674		8699		34623		18534		28634
5.	Profit before Interest & Exceptional Items (3+4)	39084		29883		13108		96248		32819		56468
6.	Interest and Financing Charges	270		204		230		927		726		970
7.	Profit after Interest but before Exceptional Items (5-6)	38814		29679		12878		95321		32093		55498
8.	Exceptional Items (Refer Note 11)	—		—		5327		—		6957		64107
9.	Profit/ (Loss) before Tax (7-8)	38814		29679		7551		95321		25136		(8609)
10.	Tax Expense	7901		5784		1590		17940		6934		5787
11.	Profit/ (Loss) after Tax before Minority Interest (9-10)	30913		23895		5961		77381		18202		(14396)
12.	Minority Interest	70		71		70		196		227		327
13.	Profit/ (Loss) after Tax (11-12)	30843		23824		5891		77185		17975		(14723)
14.	Paid-up Equity Share Capital (Face Value of 2/- per Share)	23536		23535		23530		23536		23530		23531
15.	Reserves excluding Revaluation Reserves											148954
16.	Earnings Per Share (EPS) (Face Value of 2/- per Share) (After Exceptional Items)
	• Basic (in )	2.62	*	2.02	*	0.50	*	6.56	*	1.53	*	(1.25)
	• Diluted (in )	2.62	*	2.02	*	0.50	*	6.55	*	1.53	*	(1.25)

Sl. No.	Particulars	Quarter ended December 31, 2011 Unaudited	Quarter ended September 30, 2011 Unaudited	Quarter ended December 31, 2010 Unaudited	Nine months ended December 31, 2011 Unaudited	Nine months ended December 31, 2010 Unaudited	Year ended March 31, 2011 Audited

17.	Public Shareholding #
	• Number of Shares	604883949	587319677	571896463	604883949	571896463	562652327

	• Percentage of Shareholding	51.40	49.91	48.61	51.40	48.61	47.82
18	Promoters and Promoter Group Shareholding
	a) Pledged / Encumbered
	• Number of Shares
	• Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	—	—	—			—
	• Percentage of Shares (as a % of the total Share Capital of the Company)
	b) Non – encumbered
	• Number of Shares	501843740	501843740	501843740	501843740	501843740	501843740
	• Percentage of Shares (as a % of the total shareholding of Promoter and Promoter Group)	100	100	100	100	100	100
	• Percentage of Shares (as a % of the total Share Capital of the Company)	42.65	42.65	42.66	42.65	42.66	42.65

*	Not annualised

#	• Public shareholding excludes underlying shares of American Depository Shares (ADS)
	• Number of Shares	70051002	87577440	102759244	70051002	102759244	112069686
	• Percentage of Shareholding	5.95	7.44	8.73	5.95	8.73	9.53

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2011

( In Lakhs)

Sl. No.	Particulars	Quarter ended December 31, 2011 Unaudited	Quarter ended September 30, 2011 Unaudited	Quarter ended December 31, 2010 Unaudited	Nine months ended December 31, 2011 Unaudited	Nine months ended December 31, 2010 Unaudited	Year ended March 31, 2011 Audited
1.	Income from Operations	160548	147880	119354	441367	349837	477612

2.	Profit before Tax and Exceptional Items	36982	28483	13248	92651	33314	56716

3.	Profit/(Loss) before Tax	36982	28483	7921	92651	26357	(7391)
4.	Profit/(Loss) after Tax	29432	23163	6591	75611	19837	(12761)

Notes to the unaudited consolidated financial results for the quarter and nine months ended December 31, 2011:

1.

(a)	The unaudited consolidated financial results of the Company for the quarter and nine months ended December 31, 2011 have been reviewed by the Audit Committee and were approved by the Board of Directors in its meeting held on February 01, 2012. The Statutory Auditors have carried out a limited review of these financial results.

(b)	The Board in its meeting held on February 1, 2012, co-opted Mr. Ashok Kacker nominated by Ministry of Corporate Affairs, Government of India.

2.	Consolidation

2.1	The unaudited consolidated financial results of Satyam Computer Services Limited (the Company) and its domestic and foreign subsidiaries for the quarter and nine months ended December 31, 2011 have been prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements. All material intra-group balances, intra-group transactions and resulting unrealised profits have been eliminated.

2.2	On July 11, 2011, Satyam Computer Services Belgium BVBA, a wholly owned subsidiary of the Company has sold its entire stake in its wholly owned subsidiary, S&V Management Consultants NV (S&V). For the purposes of consolidation, the financial results of S&V have been considered up to June 30, 2011 as the Management is of the view that there are no material transactions in S&V subsequent to June 30, 2011 till July 11, 2011.

3.	During the quarter ended December 31, 2011, the Company allotted 37834 equity shares, of 2 each, consequent to exercise of stock options by the Associates.

4.	Details of investor complaints for the quarter ended December 31, 2011:

Nature	Pending as at September 30, 2011	During the quarter		Pending as at
		Received	Disposed off	December 31, 2011
Dividend related	—	10	10	—
Others	—	6	6	—
Total	—	16	16	—

5.	Status of American Depository Shares (ADSs)

Effective October 14, 2010, the Company’s American Depository Shares (ADSs) were delisted from the New York Stock Exchange (NYSE) but continued to trade on the over-the-counter (OTC) market in the United States.

Since May 2001, the Company’s equity shares underlying its American Depository Shares (ADSs) and the ADSs themselves have been registered with the SEC. The registration obligates the Company to file annual and other reports with the SEC. The Company has determined that it will not be able to become current in its SEC filing obligations and hence it expects the SEC to revoke the Company’s registration sometime in future. The revocation of registration, as and when it occurs, would prevent continued trading of the ADSs in US markets, and in order to protect the interests of ADS holders, the Company determined to wind down the ADS program in an orderly fashion.

Accordingly, in August 2011 the Company entered into a supplemental agreement with the depository bank, Citibank, N.A., to terminate the Deposit Agreement. As a result of the termination, the ADS program is expected to be wound down by March 2012 in accordance with the supplemental Deposit Agreement. During the transition period the holders of ADSs will be able to surrender their ADSs in exchange for corresponding equity shares in the Company, subject to applicable regulatory restrictions of India, the US and jurisdictions where holders reside. After trading of ADSs has been terminated, the depository will arrange for the sale (on a commercially reasonable efforts basis) of the equity shares then held on deposit and will hold the net proceeds of such sale (after deduction of applicable fees, taxes and expenses), without liability for interest, in an unsegregated account for the pro rata benefit of holders of ADSs then outstanding.

The Company presently expects the SEC to revoke its registration under the Securities Exchange Act of 1934 after the transition period and related wind-down of the ADS facility described above is completed. This time period assumes that no third party, such as the SEC, acts to reduce this transition period.

The Company’s equity shares will continue to trade in India on the Bombay Stock Exchange and the National Stock Exchange.

6.	Financial irregularities

6.1	On January 7, 2009, in a communication (‘the letter’) addressed to the then-existing Board of Directors of the Company and copied to the Stock Exchanges and Chairman of Securities and Exchange Board of India (“SEBI”), the then Chairman of the Company, Mr. B. Ramalinga Raju (‘the erstwhile Chairman’) admitted that the Company’s Balance Sheet as at September 30, 2008 carried inflated cash and bank balances, non-existent accrued interest, understated liability and overstated debtors position. Consequently, various regulators have initiated their investigations and legal proceedings, which are ongoing.

As per the assessment of the Management, based on the forensic investigation carried out and the information available, all identified/required adjustments/disclosures arising from the financial irregularities were made in the financial statements as at March 31, 2009. The Company has not received any further information which requires adjustments to the financial results.

The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial results, if required, would be made in the financial results of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

6.2	The Company, based on the forensic investigation, accounted 113932 Lakhs (net debit) under “Unexplained Differences Suspense Account (Net)” during FY 2008-09 due to non-availability of complete information and the same was fully provided for in that year on grounds of prudence. The Company has not received any further information which requires adjustments on this account to the financial results.

6.3	The Company has filed a suit in the City Civil Court Hyderabad, against the past Board of Directors, certain former employees and the former statutory auditors, its affiliates and partners, seeking damages for inter-alia perpetrating fraud, breach of fiduciary responsibility and obligations and negligence in performance of duties.

6.4	Based on the media reports, it has come to the knowledge of the Company that the former statutory auditors have filed a suit in the Ranga Reddy, District Court against the Company seeking damages. The said suit has not yet been served on the Company and therefore it is unable to comment on the same.

7.	Commitments and contingencies (Updates since the previous announcement made under Clause 41)

7.1	Alleged advances

The erstwhile Chairman in his letter dated January 7, 2009, stated that the Balance Sheet as of September 30, 2008 carried an understated liability of 123040 Lakhs on account of funds arranged by him. On January 8, 2009, the Company received letters from thirty seven companies requesting confirmation by way of acknowledgement of the alleged amounts referred to as ‘alleged advances’. These letters were followed by legal notices from these companies dated August 4/5, 2009, claiming repayment of 123040 Lakhs allegedly given as temporary advances. The legal notices also claim damages/ compensation @18% per annum from date of advance till date of repayment. The Company has not acknowledged any liability to any of the thirty seven companies and has replied to the legal notices stating that the claims are legally untenable.

The Directorate of Enforcement (ED) is investigating the matter under the Prevention of Money Laundering Act, 2002 and directed the Company to furnish details with regard to the alleged advances and has further directed the Company not to return the alleged advances until further instructions from the ED.

The thirty seven companies have filed recovery claims before the City Civil Court, Secunderabad against the Company that are currently pending disposal and in five of these cases, the Company has obtained interim stay orders from the Hon’ble High Court of Andhra Pradesh.

The amount of alleged advances aggregating to  123040 Lakhs (As at March 31, 2011 -  123040 Lakhs) has been presented separately in the Balance Sheet under ‘Amounts Pending Investigation Suspense Account (Net)’. The Company is contesting the claims for recovery filed as indigent petitions/suits by these companies. Since the matter is sub judice and the investigation by various Government Agencies is in progress and having regard to all the related developments, the Management at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

7.2	Claims from Upaid Systems Limited (Upaid)

In connection with the lawsuit filed by Upaid in the United States District Court for the Eastern District of Texas (the “Texas Action”), the Company deposited USD 70 Million (equivalent to 32739 Lakhs) during FY 2009-10 into escrow account pursuant to the Settlement Agreement.

Subsequently, the Company has obtained a favourable binding judgement from the Supreme Court of New York, USA declaring that Upaid was solely responsible for any tax liability under Indian law in respect of the settlement amount. Upaid had filed an application before the Authority for Advance Rulings (“AAR”) seeking a binding advance ruling under the Income Tax Act, 1961 (IT Act) regarding taxability of the above mentioned payment, which ruling was pronounced in October 2011.

In January 2012, Upaid and the Company executed a Supplemental Settlement Agreement to clarify certain provisions of the Settlement Agreement and in accordance therewith, the Company shall, in discharge of all payment obligations to Upaid, remit in two installments an amount aggregating USD 59 Million and applicable interest, subject to deduction of applicable withholding taxes in India.

Out of the amount deposited in escrow, a part remittance has been made and consequently, the Texas Action was dismissed by an order dated January 17, 2012. On final dismissal of the other actions related to this matter in US Courts, the Company shall remit the final payment from the escrow account.

7.3	Aberdeen action (USA)

On November 13, 2009, a trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock, filed a complaint against the Company, its former auditors and others (the “Action”) on grounds substantially similar to those contained in the Class Action Complaint (Refer Note 8). The Action, which has been brought as an individual action, alleges that the losses suffered by the twenty investors is over USD 68 Million. The Action has been transferred to the Court in the Southern District of New York for pre-trial consolidation with the Class Action Complaint.

On February 18, 2011, an amended complaint was filed in the Action (“Aberdeen Amended Complaint”). The Aberdeen Amended Complaint makes substantially the same allegations and asserted the same claims against the Company as the original complaint in the Action. In light of this amended complaint, the Court denied the then-pending motions to dismiss the original complaint in the Action as moot. On May 3, 2011, the Company and other defendants moved to dismiss the Aberdeen Amended Complaint on various grounds.

Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage.

7.4	Aberdeen notice (UK)

Aberdeen Asset Management PLC (“AAM”) and certain non-US claimant-funds which had invested in the Company’s common stock and/or ADSs have given notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States, discussed in Note 7.3.

AAM had initially quantified the alleged losses at around US$ 283 Million. However, since then, the list of claimant-funds has undergone significant change and the losses allegedly sustained by them have not been specified.

The Company has appropriately responded to the Aberdeen Notice reserving its position and would defend itself appropriately against any claims or proceedings that may ultimately be initiated.

7.5	Income tax matters

7.5.1.	Petition before Central Board of Direct Taxes (CBDT) / Hon’ble High Court of Andhra Pradesh

The Company had filed various petitions before CBDT requesting for stay of demands for Financial Years FY 2002-03 to FY 2007-08 till the correct quantification of income and taxes payable is done for the respective years. In March 2011 the CBDT rejected the Company’s petition and the Company filed a Special Leave Petition before the Hon’ble Supreme Court which directed the Company to file a comprehensive petition/representation before CBDT giving all requisite details/particulars in support of its case for re-quantification/re-assessment of income for the aforesaid years and to submit a Bank Guarantee (BG) for 61700 Lakhs. Pursuant to the direction by the Hon’ble Supreme Court, the Company submitted the aforesaid BG and also filed a comprehensive petition before the CBDT in April 2011.

The CBDT vide its order July 11, 2011 disposed off the Company’s petition directing it to make its submissions before the Assessing Officer in course of the ongoing proceedings for the aforesaid years and directed the Income Tax Department not to encash the BG furnished by the Company till December 31, 2011. Aggrieved by CBDT’s Order, the Company filed a Writ Petition before the Hon’ble High Court of Andhra Pradesh on August 16, 2011. The Hon’ble High Court of Andhra Pradesh vide its Order dated December 14, 2011 adjourned the hearing to January 31, 2012 and directed the Income Tax Department not to encash the BG until then. As on the date of the Statement, the hearing has taken place and the Company is awaiting the Order.

7.5.2.	Appointment of Special Auditor and re-assessment proceedings

FY 2001-02 and FY 2006-07:

The Assessing Officer had commissioned a special audit which has been challenged by the Company on its validity and terms vide writ petitions filed before the Hon’ble High Court of Andhra Pradesh (the “A.P. High Court”). The said petitions are pending disposal.

In August, 2011, the Additional Commissioner of Income Tax has issued the Draft of Proposed Assessment Orders accompanied with the Draft Notice of demand amounting to 79603 lakhs and 107573 lakhs for FY 2001-02 and FY 2006-07, respectively, proposing variations to the total income, including variations on account of Transfer Pricing adjustments. The Company has filed its objections to the Draft of Proposed Assessment Orders of the aforesaid years on September 16, 2011 with the Hon’ble Dispute Resolution Panel, Hyderabad, which is pending disposal.

FY 2002-03 and FY 2007-08:

In December 2011, the Additional Commissioner of Income Tax has appointed Special Auditor under section 142(2A) of the Income Tax Act, 1961 to audit the accounts of the Company for FY 2002-03 and FY 2007-08.

7.5.3.	Provision for tax

The Company is carrying a total amount of 51107 Lakhs (net of payments) [As at March 31, 2011: 38034 Lakhs (net of payments)] towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands and the appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the provisions pertaining to prior years at this stage.

8.	Class action complaint

Subsequent to the letter by the erstwhile Chairman (Refer Note 6), a number of persons claiming to have purchased the Company’s securities filed class action lawsuits against the Company, its former auditors and others in various courts in the USA alleging violations of the United States federal securities laws. The lawsuits were consolidated into a single action (the “Class Action”) in the United States District Court for the Southern District of New York (the “USDC”). The Class Action Complaint seeks monetary damages to compensate the Class Members for their alleged losses arising out of their investment in the Company’s common stock and ADS during the Class Period.

During FY 2010-11, the Class action complaint was settled for USD 125 Million (which was deposited into the Initial Escrow Account in April 2011) subject to the determination of the applicability of withholding tax by the Authority for Advance Rulings (AAR), and 25% of any net recovery that the Company may in the future obtain against any of the former auditors. The USDC granted final approval to the Settlement Agreement in September 2011. The Settlement Agreement was granted final approval by the USDC in September 2011. The settlement shall become effective pursuant to its terms and in exchange for the settlement consideration, the Lead Plaintiffs and the members of the Class who do not opt-out of the Class, would release, among other things, their claims against the Company.

9.	Hedge accounting

Forward contracts in the nature of derivatives which were used to hedge the Company’s risks associated with foreign currency fluctuations relating to certain firm commitments and forecast transactions were marked to market as at the Balance Sheet date and provision for losses, if any, was dealt with in the Profit and Loss Account and unrealised gains, if any, on such derivatives were not recognised in the Profit and Loss Account upto March 31, 2011.

With effect from April 1, 2011, the Company has applied the hedge accounting principles set out in Accounting Standard 30 “Financial Instruments: Recognition and Measurement” (AS 30) in respect of such forward exchange contracts used to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and highly probable forecast transactions. Accordingly, in respect of all such contracts outstanding as on December 31, 2011, that were designated and effective as hedges of future cash flows, loss aggregating 9420 Lakhs (Net) has been recognised directly in the Hedging Reserve Account.

Consequent to the above change, loss amounting to 6875 Lakhs for the quarter ended December 31, 2011 ( 9764 Lakhs for the nine months ended December 31, 2011), which would have been recognised in the Profit and Loss Account had the Company followed its earlier policy of providing for the losses on such outstanding forward contracts in the nature of derivatives which were marked to market, has not been recognised in the Profit and Loss Account for the quarter and half year ended December 31, 2011.

10.	Other income includes:

	( In Lakhs)
Particulars	Quarter ended December 31, 2011 Unaudited	Quarter ended September 30, 2011 Unaudited	Quarter ended December 31, 2010 Unaudited	Nine months ended December 31, 2011 Unaudited	Nine months ended December 31, 2010 Unaudited	Year ended March 31, 2011 Audited
Gain / (Loss) on Exchange Fluctuations (Net)	6639	3372	1342	12270	3173	4691

11.	Exceptional items

The exceptional items (expenditure) are stated as under:

	( In Lakhs)
Particulars	Quarter ended December 31, 2011 Unaudited	Quarter ended September 30, 2011 Unaudited	Quarter ended December 31, 2010 Unaudited	Nine months ended December 31, 2011 Unaudited	Nine months ended December 31, 2010 Unaudited	Year ended March 31, 2011 Audited
Expenses related to forensic investigation and litigation support	—	—	124	—	1754	2004

Class action settlement consideration	—	—	—	—	—	56900

Provision for impairment losses in subsidiaries	—	—	5203	—	5203	5203
Total	—	—	5327	—	6957	64107

12.	Previous period figures

Previous period figures have been regrouped, wherever necessary.

13.	Qualifications in the limited review report

The qualifications made by the Auditors in their limited review report for the quarter and nine months ended December 31, 2011 are set out as under. These qualifications were also made in the Auditors’ Report for the year ended March 31, 2011 and in their limited review report for the quarter and half year ended September 30, 2011.

13.1	Inability to comment on any adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings by the regulatory authorities and the consequent impact, if any, on the financial results.

13.2	Inability to comment on the accounting treatment/disclosure of the unexplained amounts aggregating 113932 Lakhs accounted under “Unexplained Differences Suspense Account (Net)” which was fully provided in the financial results for the year ended March 31, 2009.

13.3	Inability to determine whether any adjustments/disclosure will be required in respect of the alleged advances amounting to 123040 Lakhs (net) and in respect of the non-accounting of any damages / compensation / interest in the financial results.

13.4	Inability to comment on the consequential impact, if any, in relation to a lawsuit (the “Aberdeen Action”, USA) filed by certain investors in United States of America, the outcome of which is not determinable at this stage.

13.5	Inability to comment on the adequacy or otherwise of the provision for taxation pertaining to prior years and consequential impact, if any, due to uncertainties regarding the outcome of tax disputes and tax demands pending before various authorities.

14.	Responses to Auditors’ qualifications

14.1	With regard to the Auditors’ qualification in Note 13.1 above, refer to assessment of the Management in Note 6.1.

14.2	With regard to the Auditors’ qualification in Note 13.2 above, refer to Note 6.2 which specifies the nature, amount and accounting treatment for the same.

14.3	With regard to the Auditors’ qualification in Note 13.3 above, refer Note 7.1 for details.

14.4	With regard to the Auditors’ qualification in Note 13.4 above, based on legal advice, the Company is contesting the above lawsuit, the outcome of which is not determinable at this stage. Also refer to Note 7.3.

14.5	With regard to the Auditors’ qualification in Note 13.5, refer Note 7.5 for details.

15.	Segment Reporting

	( In Lakhs)
Sl. No.		Particulars	Quarter ended December 31, 2011 Unaudited	Quarter ended September 30, 2011 Unaudited	Quarter ended December 31, 2010 Unaudited	Nine months ended December 31, 2011 Unaudited	Nine months ended December 31, 2010 Unaudited	Year ended March 31, 2011 Audited
1		Segment revenue
		Information technology services	168470	154788	125538	463993	370358	505118
		BPO	4089	3633	2712	10883	7925	11179
		Unallocated	—	—	—	—	—	—
		Total	172559	158421	128250	474876	378283	516297
		Less: Inter segment revenue	751	650	320	1904	1313	1791
		Net Sales / Income from operations	171808	157771	127930	472972	376970	514506
2		Segment profit /(loss) before tax, Interest
		Information technology services	23169	19744	5012	60250	16659	32306
		BPO	1115	465	(122)	1702	(383)	40
		Total	24284	20209	4890	61952	16276	32346
	Less :	(i) Interest and Financing Charges	270	204	230	927	726	970
		(ii) Other Unallocated expenditure/income	(14800)	(9674)	(2891)	(34296)	(9586)	39985
		Total Profit/ (Loss) before tax	38814	29679	7551	95321	25136	(8,609)
3		Capital employed
		Information technology services	255725	235153	188774	255725	188774	155247
		BPO	5288	3022	2520	5288	2520	3073
		Unallocated	105128	94194	138730	105128	138730	139550
		Total Capital employed**	366141	332369	330024	366141	330024	297870

**	The above excludes adjustments for Amounts Pending Investigation Suspense Account (Net) amounting to 123040 Lakhs (Refer Note 7.1)

Notes on Segment information:

1.	The Group evaluates operating segments based on the following two business groups:
a)	IT Services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, and infrastructure management services.
b)	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
2.	Previous period figures have been regrouped, wherever necessary.

For and on behalf of the Board of Directors

Place:	Hyderabad	Vineet Nayyar
Date:	February 01, 2012	Chairman

Chartered Accountants
1-8-384 & 385,
3rd Floor, Gowra Grand,
S. P. Road, Begumpet,
Secunderabad-500 003.
INDIA
Tel	:+91 (040) 4031 2600
Fax	:+91 (040) 4031 2714

AUDITORS’ REPORT TO

THE BOARD OF DIRECTORS OF

SATYAM COMPUTER SERVICES LIMITED

Report on the Financial Results

1.	We have reviewed the accompanying Unaudited Consolidated Financial Results of SATYAM COMPUTER SERVICES LIMITED (“the Company”) and its subsidiaries (hereinafter collectively referred to as “the Group”) for the quarter and nine months ended December 31, 2011 (“the Statement”).

The Statement includes the quarterly financial results of the following subsidiaries:

a)	Satyam BPO Limited

b)	Satyam Computer Services (Shanghai) Co. Limited, China

c)	Satyam Computer Services (Nanjing) Co. Limited, China

d)	Nitor Global Solutions Limited, United Kingdom

e)	Satyam Computer Services (Egypt) S.A.E., Egypt

f)	Citisoft Plc., United Kingdom

g)	Citisoft Inc., United States of America

h)	Knowledge Dynamics Pte. Limited, Singapore

i)	Satyam Technologies Inc., United States of America

j)	Bridge Strategy Group LLC, United States of America

k)	Satyam Computer Services Belgium, BVBA, Belgium

1)	S&V Management Consultants NV, Belgium *

m)	Satyam Venture Engineering Services Private Limited

n)	C&S System Technologies Private Limited

o)	Satyam Servicos De Informatica LTDA, Brazil

*	considered up to June 30, 2011 (refer Note 2.2 of the Statement)

Management’s Responsibility for the Financial Results

2.	The Statement is the responsibility of the Company’s Management and has been approved by the Board of Directors. Our responsibility is to issue a report on the Statement based on our review.

Auditors’ Responsibility

3.	Subject to the matters discussed in this report, we conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Basis for Conclusion

4.	The Statement reflects (a) the Group’s share of Revenues of 11676 Lakhs and 32452 Lakhs for the quarter and nine months ended December 31, 2011, respectively and (b) Group’s share of Profit after Tax of 1386 Lakhs and Loss after Tax of 2458 Lakhs for the quarter and nine months ended December 31, 2011, respectively relating to 13 subsidiaries whose results have been reviewed by the other auditors. Accordingly, our assurance on the Statement in so far as it relates to the amounts included in respect of these subsidiaries is based solely on the reports of such other auditors which have been furnished to us.

5.	In case of 2 subsidiaries with (a) Revenues of Nil for the quarter and nine months ended December 31, 2011 and (b) Profit after Tax of 15 Lakhs and 27 Lakhs for the quarter and nine months ended December 31, 2011, respectively, the figures used for consolidation are based on results prepared by the Management and are not reviewed by the subsidiary’s auditors.

6.	In respect of the financial irregularities of prior years, relating to the Company, identified consequent to the letter of the erstwhile Chairman (Refer Note 6.1 of the Statement):

a.	Various regulators initiated their investigations and legal proceedings, which are ongoing.

b.	The forensic accountants had expressed certain reservations and limitations in their investigation process.

c.	The Management is of the view that since matters relating to several of the financial irregularities are sub judice and various investigations/proceedings are ongoing, any further adjustments/disclosures to the financial statements, if required, would be made in the financial statements of the Company as and when the outcome of the above uncertainties is known and the consequential adjustments/disclosures are identified.

In view of the above, we are unable to comment on the adjustments/disclosures which may become necessary as a result of further findings of the ongoing investigations/proceedings and the consequential impact, if any, on the Statement.

7.	The Company had, based on the forensic investigation, accounted for differences aggregating 113932 Lakhs (net debit) as at March 31, 2009 under “Unexplained Differences Suspense Account (Net)” in the Balance Sheet due to non-availability of complete information. This net debit amount had been fully provided for on grounds of prudence in the financial statements for the year ended March 31, 2009 (Refer Note 6.2 of the Statement).

In the absence of complete / required information, we are unable to comment on the accounting treatment/disclosure of the aforesaid unexplained amounts accounted under “Unexplained Differences Suspense Account (Net)” and the consequential impact, if any, on the Statement.

8.	The alleged advances amounting to 123040 Lakhs (net) relating to prior years as claimed by various companies have been presented separately under “Amounts Pending Investigation Suspense Account (Net)” in the Balance Sheet (Refer Note 7.1 of the Statement).

The Management has represented that since the matter is sub judice and the investigations by various Government agencies are in progress, the Management, at this point of time, is not in a position to predict the ultimate outcome of the legal proceedings.

In view of the above, we are unable to determine whether any adjustments/disclosures will be required in respect of the aforesaid alleged advances and in respect of the non-accounting of any damages/compensation/interest in the Statement.

9.	A trustee of two trusts that are assignees of the claims of twenty investors who had invested in the Company’s ADS and common stock filed a lawsuit (the “Aberdeen Action”) in the Court in United States of America (USA) in the year ended March 31, 2010 which was amended during the previous year (Refer Note 7.3 of the Statement). Based on the legal advice obtained by the Company, the Company is contesting the above lawsuit.

Since the matter is sub judice, the outcome is not determinable at this stage, and hence, we are unable to comment on the consequential impact, if any, on the Statement.

10.	The Company is carrying a total amount of 51107 Lakhs (net of payments) as at December 31, 2011 (As at March 31, 2011: 38034 Lakhs) towards provision for taxation. Considering the effects of financial irregularities, status of disputed tax demands, appeals / claims pending before the various authorities, the consequent significant uncertainties regarding the outcome of these matters and the significant uncertainties in determining the tax liability, the Company has been professionally advised that it is not appropriate to make adjustments to the tax provisions pertaining to prior years at this stage (Refer Note 7.5.3 of the Statement).

In view of the above, we are unable to comment on the adequacy or otherwise of the provision for taxation pertaining to prior years and the consequential impact, if any, on the Statement.

11.	We invite attention to the following matters relating to claims and contingencies which continue to exist as at December 31, 2011:

a.	Further to the Settlement Agreement in FY 2009-10 between Upaid Systems Limited (Upaid) and the Company, a Supplemental Settlement Agreement has been entered in January 2012 for remittance to Upaid of an aggregate amount of USD 59 Million and applicable interest, subject to deduction of applicable withholding taxes in India (Refer Note 7.2 of the Statement).

b.	There are various demands/disputes raised in respect of the past years by the indirect tax authorities in India ( 12194 Lakhs (including penalty and interest)) and the tax authorities in overseas jurisdictions ( 2393 Lakhs (including penalty and interest))

The provision for contingencies as at December 31, 2011, in the opinion of the Management, is adequate to cover any probable losses in respect of the above litigations and claims.

12.	We invite attention to the following regulatory non-compliances/breaches observed in the prior years:

a.	Various non-compliances with the provisions of the Companies Act, 1956 and certain non-compliances with the guidelines issued by the Securities Exchange Board of India with respect to allotment of stock options to the employees.

b.	Certain non-compliances with the provisions of the Foreign Exchange Management Act, 1999.

c.	Certain non-compliances with the provisions of the Income Tax Act, 1961.

d.	Delay in filing of tax returns in overseas jurisdictions.

The possible impact of the aforesaid non-compliances and breaches in the event the Company’s condonation requests, where filed/applicable, are not granted has not been determined or recognised in the Statement.

13.	We invite attention to Note 7.4 of the Statement relating to notice of potential proceedings against the Company (the “Aberdeen Notice”) before a number of possible Courts, including the Commercial Court in London, UK and/or the Courts of Luxembourg, on grounds substantially similar to those contained in the Aberdeen Action currently pending in the United States.

14.	In the case of one of the subsidiaries of the Company, the other auditors have drawn attention to accrual of liability towards sales commission pending final outcome of the ongoing dispute between the promoters of the subsidiary.

15.	In the case of another subsidiary of the Company, the other auditors have drawn attention to the inspection by regulatory authorities and their inability to express an opinion on the adjustments, if any, required in the Statement.

Conclusion

16.	Further to our comments in paragraphs 11 to 15, based on our review of the Statement conducted as stated in paragraph 3 above and on consideration of the reports of the other auditors of the entities referred to in paragraph 4 above, with the exception of the matters described in paragraphs 5 to 10 above, the consequential impact of which is not quantifiable, nothing has come to our attention that causes us to believe that the Statement, prepared in accordance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and other recognised accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.

Other Reporting Requirements

17.	Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoters and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to undisputed investor complaints from the details furnished by the Company.

For DELOITTE HASKINS & SELLS

Chartered Accountants

(Registration No. 008072S)

K. Sai Ram

Partner

(Membership No. 022360)

HYDERABAD, February 1, 2012

Exhibit 99.3

Mahindra Satyam co-opts Ashok Kacker on the board of directors

Hyderabad – February 01, 2012 – Mahindra Satyam, a leading global consulting and IT services provider, today announced that the company has co-opted Ashok Kacker as a director on the board of directors of the company, as nominated by the Ministry of Corporate Affairs, Govt. of India.

Ashok Kacker is a seasoned and consummate professional with more than 32 years of experience in the field of Finance and Administration. During his long and distinguished career, Ashok Kacker held various senior positions in the Government of India as member of the prestigious Indian Revenue Service (Income Tax). He also served as the Executive Director in Securities Exchange Board of India (SEBI) for 6 years, where he handled various regulatory responsibilities including administration and stock exchange regulation.

“We are very pleased to have Ashok Kacker on the board of Mahindra Satyam. I’m sure we will be immensely benefitted by his vast industry experience and foresight.” said Vineet Nayyar, Chairman, Mahindra Satyam

Ashok Kacker’s vast experience spans Administration, Investigation, Property Valuation and Assessments coupled with knowledge of Financial Markets. After his retirement from Government service, Mr. Kacker is currently providing Consultancy and Advisory services in the field of Taxation, Administration and Financial Services to various corporate houses. He is presently working with Indiabulls as the Group President.

About Mahindra Satyam

Mahindra Satyam is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.

Mahindra Satyam is part of the $14.4 billion Mahindra Group, a global federation of companies and one of the top 10 business houses based in India. The group focuses on enabling people to rise. Mahindra operates in the key industries that drive economic growth, enjoying a leadership position in tractors, utility vehicles, information technology, vacation ownership, rural and semi-urban financial services, etc. Mahindra has a significant and growing presence amongst others, in the automotive industry, agribusiness, aerospace, automotive components, consulting services, defence, energy, industrial equipment, logistics, real estate, retail, steel and two wheelers.

Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.

For more information, see www.mahindrasatyam.com

Follow us on Twitter: http://twitter.com/mahindra_satyam

For clarifications, write to us at: MediaRelations@mahindrasatyam.com

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.

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